July 22, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2007 Filed August 27, 2007 File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comment contained in the staff’s letter dated June 16, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1 and the response included in your March 31, 2008 response letter. We continue to believe the business operating margin objectives that determine compensation to your named executive officers is required disclosure.

We are not persuaded by the following arguments:
•	Disclosure puts you at a disadvantage because many of your competitors are not public companies;

•	Disclosure may lead to customers attempting to negotiate for lower prices; and

•	Disclosure may lead to competitors attempting to solicit your executives.
We will consider an analysis demonstrating how competitors could use the information to determine key financial measures that have not been disclosed if you can demonstrate how they would use the requested information to calculate the key financial measure and how the key financial measure could be used to cause you competitive harm.
RESPONSE
I. Background

Company Structure
Our company is comprised of three business segments:
•	Clinical Research Services (“CRS”),

•	PAREXEL Consulting and Medical Communications Services (“PCMS”), and

•	Perceptive Informatics, Inc. (“PI”).
Two of our business segments are each comprised of two business units (which, for purposes of clarity, we refer to herein as “service lines”):
•	Our CRS business segment is comprised of two service lines: (i) Clinical Pharmacology (“ClinPharm”) and (ii) “non-ClinPharm CRS”

•	Our PCMS business segment is comprised of two service lines: (i) PAREXEL Consulting and (ii) Medical Communications Services
Public Reporting
We publicly disclose the following financial information about our business segments:
•	service revenue

•	direct costs

•	gross margin (which equals service revenue less direct costs)
We do not publicly disclose the following financial information about our business segments:
•	Indirect costs, including selling, general and administrative expense (“non-corporate SG&A”)

•	Business operating margin (which equals gross margin less non-corporate SG&A) (“BOM”)
We do not publicly disclose financial information about our service lines, except to the extent such disclosure is required in connection with our Management Discussion and Analysis (“MD&A”) disclosure.
Our board of directors establishes BOM objectives that serve as one element in the bonus-compensation calculation of certain of our named executive officers (“BOM Objectives”). For fiscal year 2008, our board of directors has set BOM Objectives for the following business segments and service lines:
Business Segment
•	PCMS

•	PI
Service Lines
•	ClinPharm

•	non-ClinPharm CRS

•	PAREXEL Consulting (applicable only if BOM Objective of PCMS is not met)

II. Competitive Harm Suffered from Competitors
We note the Staff’s statement that it will consider an analysis demonstrating how competitors could use information we view as confidential to determine key financial measures that have not been disclosed if we can demonstrate (i) how competitors would use the information to calculate a key financial measure and (ii) how such measure could be used to cause us competitive harm.
We view the BOM Objectives of our business segments and service lines to be confidential information, and we would expect that disclosure of specific BOM Objectives would necessitate the additional disclosure, in the Compensation Discussion and Analysis section of our proxy statements, of the actual BOMs of the relevant business segments or service lines, in connection with our discussion of whether or not a specific BOM Objective performance target was met. As noted above, we do not publicly disclose the BOMs of our business segments or service lines. We believe that BOMs are a key financial measure, the disclosure of which could cause us competitive harm for the reasons discussed below.
In addition, we believe that disclosure of the BOMs of our business segments or service lines would allow competitors to calculate the non-corporate SG&A of those business segments or service lines. We consider non-corporate SG&A also to be a key financial measure, the disclosure of which could cause us competitive harm for the reasons discussed below. By way of demonstration of the above, we offer the following tables and related discussion. The following table illustrates the information that we currently publicly disclose about each of our business segments that consist of two service lines, using hypothetical numbers for purposes of the examples:

	Business Segment	Service Line 1	Service Line 2
Revenue Business Segment revenue is the sum of the revenue for each service line that is a component of the segment	100
Direct Costs[1] Business Segment Direct Costs equal the costs of goods sold for the segment, reported in accordance with GAAP	75
Gross Margin Business Segment Gross Margin consists of the difference between Revenue and Gross Margin, for the segment	25

Non-Corporate SG&A
Business Segment Non-Corporate SG&A consists of selling, general and administrative expenses. We do not publicly disclose such costs on a segment basis because they are allocated on a geographic basis.

Business Operating Margin Business Segment Business Operating Margin consists of the difference between Gross Margin and Non-Corporate SG&A, for each Business Segment

[1]	While the direct costs of a business segment equal the costs of goods sold for each service line in that segment, reported in accordance with GAAP, the direct costs for each service line (while also equal to the costs of goods sold for that service line), are not calculated in accordance with GAAP. Therefore, the direct costs of a business segment as disclosed do not necessarily equal the sum of the direct costs of the segment’s component service lines.

The following table illustrates the additional information that would be disclosed if we were required to disclose our confidential BOM Objectives and related BOM for our business segments or the service lines that are components of the reported business segments:
Scenario A

	Business Segment	Service Line 1	Service Line 2
Revenue	100 Publicly reported
Direct Costs	75 Publicly reported
Gross Margin	25 Publicly reported
Non-Corporate SG&A	5 Derivable from information that would be publicly reported
Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	(5) Would be publicly reported	25 Would be publicly reported

Scenario B
Identical to Scenario A, except that the Business Operating Margin row would read as follows:

Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	1 Would be publicly reported	19 Would be publicly reported

Scenario C
Identical to Scenario A, except that the Business Operating Margin row would read as follows:

Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	10 Would be publicly reported	10 Would be publicly reported

Disclosure of BOM
As indicated in the tables above, the additional disclosure regarding BOM would serve to “de-aggregate” our cost structure, with the result that our competitors would gain valuable information that they could use to more effectively compete against us. Under Scenario A, a competitor would gain information as to whether a particular service line was operating at a loss. As a result, when competing against us for work, the competitor would know that we have very little pricing flexibility with respect to that service line. Therefore, the competitor could aggressively cut its prices in that service line in an effort to win business from one or more of our customers, knowing that we would not be able to match that price cut as we did not have the margin to sustain the loss.
Even where a service line is profitable but only marginally so, as in Scenario B above, a competitor could use the information to more effectively price its competing services. We consider a competitor’s adjusting its pricing in response to our disclosure of the BOMs of particular service lines to likely lead to the competitive harms discussed above.
In addition, the disclosure of our BOM Objectives over time would enable competitors to identify trends in our business. Disclosure of BOM of individual service lines in the case of Scenario C — disclosure which may seem innocuous on its face — could be used by competitors to more effectively compete against us. For example, if Scenario C occurred in the year immediately following Scenario B, new competitors may be attracted to our Service Line 1 due to the increase in the BOM for that service line. Competitors may perceive Service Line 1 to exist in a market with increasing available profits. At the same time, competitors of Service Line 2 would learn that our pricing flexibility had weakened in that service line, and competitors could therefore more aggressively bid against us in that area. In either case, we would suffer a competitive harm as a result of the new public disclosure.
Indirect Disclosure of Non-Corporate SG&A
Disclosure of the BOM of a business segment would reveal not just the BOM itself, which we consider to be a key financial measure, but would lead indirectly to disclosure of that business segment’s non-corporate SG&A expense, which we also consider to be a key financial measure. Competitors could derive non-corporate SG&A simply by subtracting the BOM of such business segment from the gross margin of that business segment, which number we already publicly disclose. The resulting number would be the non-corporate SG&A for that particular business segment.
Moreover, as indicated in the tables above, in situations where the BOMs of all service lines of a business segment are required to be disclosed, but the BOM of the business segment as a whole is not required to be disclosed, the additional disclosure would nevertheless enable competitors to obtain information about our non-corporate SG&A expenses on a segment-wide basis. Competitors could derive this approximate number by (A) adding the BOM for each service line to arrive at the BOM for that particular segment, and then (B) subtracting such total from the gross margin of the particular business segment, which number is publicly disclosed. The resulting number would approximate the non-corporate SG&A for that particular business segment. We note that the resulting number would only approximate non-corporate SG&A, and not equal it exactly, because, as discussed in Footnote 1 of the table first listed above, while the direct costs of a business segment equal the costs of goods sold for the segment, reported in accordance with GAAP, the direct costs for each service line are not calculated in accordance with GAAP.
Knowledge of non-corporate SG&A expense of a business segment would provide competitors with insight into our cost structure, as it would reveal the direct costs incurred in such business segment. We believe that we would suffer competitive harm were such direct costs revealed, for the direct costs of a business segment equal, for all practical purposes, the “floor” below which we could not price a service or product without suffering a loss. Were a competitor to have such information—which information is not currently public—it would be able to undercut our prices in that market and potentially drive us from it. A competitor could choose to take such action only temporarily (perhaps only for such time necessary to drive us from that market) and perhaps while suffering a loss itself, but it would be in a position of distinct competitive advantage while doing so. For while our competitor would know precisely our fixed costs for that business segment, and therefor our pricing floor, we would not have comparable information about our competitor. Therefore, we would not be able to determine if our competitor’s price cuts were unsustainable and implemented only in the short term for the purpose of driving us from the market, or if such price reductions were in fact the result of a genuine competitive advantage. If we knew for certain it was the former, then we would be more inclined to remain competitive in such market, even if it meant suffering a short-term loss ourselves, for we would feel comfortable that our competitor could not sustain such prices indefinitely. If we knew it was the latter, then we may be inclined to leave the market altogether or else look to make substantive changes regarding our position therein. At any rate, by publicly disclosing (albeit indirectly) our non-corporate SG&A for a business segment or service, and without comparable information about our competitors, we would potentially suffer substantial competitive harm.
III. Competitive Harm Suffered from Customers
The disclosure of our BOM objectives would also cause us to suffer competitive pricing harm as a result of our customers now having available de-aggregated information to negotiate lower prices in specific service lines. For example, under Scenario A, a customer would for the first time be able to identify what it could perceive as an especially profitable service line. As a result, that customer could demand price concessions from us with the argument that we could afford to realize less profits in that service line. This is an especially significant concern in a time of economic downturn as customers more aggressively seek to lower their costs.
We note the Staff’s statement that it is not persuaded by arguments that disclosure may lead to customers attempting to negotiate for lower prices. However, we believe that case law demonstrates that courts have acknowledged that the disclosure of confidential pricing-related information to customers constitutes competitive harm.
In McDonnell Douglas Corp. v. NASA, 180 F.3d 303 (D.C. Cir. 1999), a “reverse” Freedom of Information Act (“FOIA”) action, McDonnell Douglas, a government contractor, sought to prevent NASA from releasing “line item pricing information” contained in a contract between the two parties. McDonnell Douglas claimed that the release of such information would cause it competitive harm “for two reasons: it would permit its commercial customers to bargain down (‘ratchet down’) its prices more effectively, and it would help its domestic and international competitors to underbid it.” Id. at 306. The United States Court of Appeals, District of Columbia Circuit, held in favor of McDonnell Douglas, noting “[b]oth of the reasons McDonnell Douglas advanced for claiming its line item prices were confidential commercial or financial information are indisputable” Id. at 307.
In reaching the decision above, the court noted its belief that, “the disputed line item price information is confidential commercial or financial information under the National Parks test.” Id. at 306. The “National Parks test” to which the court refers is the following test put forth by the United States Court of Appeals, District of Columbia Circuit, in National Parks & Conservations Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974):
[C]ommercial or financial matter is ‘confidential’ for purposes of [Exemption 4 of the Freedom of Information Act] if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.
For purposes of our analysis of the confidentiality of the information we do not disclose, we have relied on the National Parks test as the current standard, taking guidance from “Regulation S-K Questions and Answers of General Applicability” (Last Update July 3, 2007), available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, in which the Staff notes in the Answer to Question 118.04 thereof, that a company “must make its determination [of whether it may omit disclosure of performance target levels or other factors or criteria under Instruction 4 to Item 402(b)] based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) . . .”
In a case similar to McDonnell Douglas, MCI WorldCom, Inc. v. General Services Administration, 163 F. Supp. 2d 28 (D.D.C. 2001), MCI and Sprint brought a “reverse” FOIA action to enjoin the General Services Administration from disclosing pricing information that was submitted in connection with their contracts to provide telecommunications services to the government. Citing the McDonnell Douglas decision, the United States District Court, District of Columbia, held in favor of MCI and Sprint, noting that they had shown that disclosure of such pricing information would “allow commercial customers to ‘ratchet down’ prices once they knew that governmental customers, such as [the General Services Administration], were receiving more favorable rates.” Id. at 36.
Finally, in Timken Company v. United States Customs Service, 491 F. Supp. 557 (D.D.C. 1980), Timken brought a FOIA action seeking disclosure of documents that the United States Customs Service (“Customs”) possessed. These documents related to the appraised value of tapered roller bearings and components imported from Japan by American Koyo Corporation (“AKC”). Id. at 558. Customs claimed that the price and quantity data for which it sought to withhold public disclosure would cause competitive injury to both the importer (AKC) and the exporter (Koyo Seiko) because “it would allow their competitors and customers to estimate the company’s profit margin and production costs, thereby giving competitors insight into the company’s competitive strengths and weaknesses.” Id. at 559 (emphasis added). The United States District Court, District of Columbia, reasoned that “even if the price data would be insufficient, standing by itself, to allow computation of the cost of production, this cost would be ascertainable when coupled with other information . . . .” Id. Accordingly, the court concluded that the sensitive information was of a nature that “if disclosed, would likely result in substantial competitive injury to the suppliers of that information.” Id. at 560.
We believe that Timken, in particular, supports our arguments above. In Timken, the court concludes that the cost of production of AKC would be “ascertainable when coupled with other information.” Similarly, our disclosure of BOM Objectives would allow our customers to deduce our non-corporate SG&A expenses. Moreover, as Customs notes in Timken, allowing customers to estimate a company’s profit margin and production costs would likely result in substantial competitive injury. In our case, we would be disclosing explicitly and exactly the profit margin of certain of our business segments and service lines (no estimation of such by the customer would be necessary), which would allow customers to know the profit margins of such business segments and service lines.
We believe that the case law discussed above demonstrates that courts have acknowledged that disclosure of confidential pricing-related information to customers constitutes competitive harm. Moreover, we note the Staff’s recent publication cited above, “Regulation S-K Questions and Answers of General Applicability” in which the Staff notes in the Answer to Question 118.04 thereof, that, “[t]o reach a conclusion that disclosure would result in competitive harm, a company must undertake a competitive harm analysis taking into account its specific facts and circumstances and the nature of the performance targets . . . In the context of the company’s industry and competitive environment, the company must analyze whether a competitor or contractual counterparty could extract from the targets information regarding the company’s business or business strategy that the competitor or counterparty could use to the company’s detriment” (emphasis added). We believe that a customer of ours that is party to a contract with us would be a “contractual counterparty”, and we believe that we have described above how such a customer could extract from our BOM Objectives information regarding our business that the customer could use to our detriment.
*****

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.

Very truly yours,
/s/ Douglas A. Batt
By:	Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer W. Brett Davis, Associate General Counsel